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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of JULY 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

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                                                               [GRAPHIC  OMITED]

                                  NEWS RELEASE

FOR  IMMEDIATE  RELEASE  JULY  31,  2003
----------------------------------------

Contact:     Allen  &  Caron  Inc.                          Rene  Randall
             Joseph  Allen  (investors)                     (604)  683-8286
             (212)  691-8087                                rrandall@bmgmt.com
             joe@allencaron.com                             ------------------
             ------------------
                     or
             Kari  Paskewics  (media)
             (630)  759  9640
             kari@allencaron.com


                         MFC BANCORP LTD. INCREASES ITS
                          COMMODITIES TRADING BUSINESS

NEW YORK CITY, (July 31, 2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), announces it has completed the acquisition of the alloys and pigments assets from Trident Alloys Ltd of Walsall, England through a newly formed company Mazak Ltd.

Mazak Ltd is 80% owned by MFC and the balance is held by its management personnel. Mazak will become the UK's largest producer of zinc-based alloys and pigments. Combined divisional annual turnover is budgeted at approximately GBP 35 million from production of 40,000 tonnes of Alloy and Pigment products, with broad industrial applications. Customers range from component manufacturers and galvanizers to pharmaceutical and coatings producers. Sales distribution is divided between Europe, the Middle and Far East and Asia.

Mazak also indirectly, has leased industrial space from US Steel, for the assembly of a new zinc alloy refinery in Kosice, Slovakia. Much of the equipment to be incorporated into the plant is on hand and production from this facility is expected to begin by the end of September when completed. This plant is expected to have a capacity of 12,000 tpy and is budgeted to be producing at the rate of 5,000 tpy by the end of the year. Mazak Ltd. has identified customers in advance for the expected production of the Slovakian plant.

Commenting on the acquisition, Michael Smith, President of MFC Bancorp Ltd., said, "We look forward to the new working partnership with Mazak and believe this acquisition will enhance our commodities trading business."

                                    - MORE -

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MFC  BANCORP  LTD.  INCREASES  ITS  COMMODITIES  TRADING  BUSINESS
Page  -2-

ABOUT  MFC  BANCORP

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.
                                                      -------------------------

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant   MFC  BANCORP  LTD.
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By           /s/  Roy  Zanatta
             -----------------
             Roy  Zanatta
             Secretary

Date         July  31,  2003
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